Exhibit 4b

LIMITED GUARANTY

Forest City, Iowa	Dated February 27, 2004.

        For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and to induce HCC Leasing Corporation (“Landlord”) to enter into a certain Lease-Business Property, (“Lease”), a copy of which is attached hereto and made a part of this Agreement, with CDI, LLC, an Indiana Limited Liability Company (“Tenant”) the undersigned, Winnebago Industries, Inc. (the “Guarantor”), hereby guarantees to Landlord the full reimbursement of the interest-only loan payments made during the period of construction of the improvements and the first 60 rental payments of the Lease which Tenant fails to pay pursuant to the terms of the Lease. The attached schedule described as Exhibit A is the sole document reflecting said payment schedule and interest-only payments.

        In the event of rental default, Landlord shall give Tenant, Jeffrey W. Schwartz and John V. Bibbo, Jr. written notice, with copy to Guarantor, specifying the rental payment in default and will pursue reasonable means of correcting the default from Tenant, Jeffrey W. Schwartz and John V. Bibbo, Jr. as provided for in the terms of the Lease (Paragraph 21). “Reasonable means” shall include written notice of default given by Landlord to Tenant, Jeffrey W. Schwartz and John V. Bibbo, Jr. as provided herein, but shall not require termination of the lease, notice to quit, forfeiture of the Lease, or filing suit, either at law or in equity, against the Tenant during the sixty day period of Tenant, Jeffrey W. Schwartz and John V. Bibbo, Jr. to correct the rental default.

        In the event Tenant, Jeffrey W. Schwartz and John V. Bibbo, Jr. fail to correct said default within sixty (60) days from first notice of default, Landlord shall give Guarantor written notice specifying Tenant’s, Jeffrey W. Schwartz’s and John V. Bibbo, Jr.’s default and Landlord’s intent to terminate said Lease unless remedied by Guarantor. Guarantor shall have thirty (30) days from receipt of said notice in which to take appropriate action to remedy the default. Said remedy shall, at the sole discretion of Guarantor, include but not be limited to: reimbursement to Landlord for default arrearages, assumption of the Lease by Guarantor, or the exercise of the option to purchase said real estate and improvements. Guarantor shall give written notice to Landlord, with copy to Tenant, of its intentions and method to remedy the default within thirty (30) days of receipt of notice of default from Landlord. Tenant’s copy represents sufficient legal notice to Jeffrey W. Schwartz and John V. Bibbo, Jr.

        In the event of Guarantor’s exercise of option to reimburse Landlord for default arrearages, Guarantor shall make prompt payment to Landlord for all overdue rents, including all reasonable penalties, late fees and bank charges associated with the default. Guarantor shall have the right to seek reimbursement from Tenant, Jeffrey W. Schwartz and John V. Bibbo, Jr. for any and all advancements made to remedy the default of the Lease. In the process of seeking reimbursement, Guarantor shall have the right to withhold an amount equal to the payment(s) made to Landlord from its accounts payable to Tenant as a result of services provided to Guarantor in conjunction with the Lease.

        In the event Guarantor elects to assume the Lease from Tenant, Guarantor shall provide a Notice of Assignment that it has assumed the Tenant’s obligations under the Lease and shall promptly pay all overdue rents, including all penalties, late fees and bank charges associated with the default. Landlord shall have the right to rely on said Notice of Assignment and shall recognize Guarantor as Tenant under the Lease including all rights and privileges as Tenant associated with a capital lease. The Lease will continue unabated until termination and the amortization of the remaining payments due during the term of the Lease. At Guarantor’s sole discretion, Guarantor may elect to immediately terminate the occupancy of Tenant or allow Tenant to retain occupancy as a subleasee of the Guarantor.

        In the event of Guarantor’s exercise of option to purchase the real estate with improvements from Landlord, the price of the real estate shall be the outstanding indebtedness owed by Landlord as of the date of purchase by Guarantor which Landlord incurred as a direct result of the purchase of said real estate and the construction of the improvements pursuant to the plans and specifications referenced in the Lease. The amortization schedule providing such indebtedness will be the sole document reflecting said indebtedness. Future improvements not contemplated by the Lease but completed as part of Tenant’s occupancy shall be included in the purchase at no additional cost unless this Guaranty is specifically amended to reflect the cost of said improvements and Landlord’s increased indebtedness. Landlord shall authorize its lender holding the mortgage lien against the real estate that is the subject of the Lease to disclose to Guarantor all information requested by Guarantor in connection with the status of the payments and outstanding balance of the Landlord’s indebtedness.

        At the commencement of occupancy of the Tenant, Landlord will provide to Guarantor, documented evidence of the actual cost of real estate and improvements and the indebtedness incurred as a result. Included in the documentation shall be a listing of all expenditures relating to the acquisition of said real estate and construction of the improvements. Also included in the documentation shall be a copy of the indebtedness arranged with any financial authority and the amortization schedule to retire said indebtedness. Subject to the terms and conditions of this Limited Guaranty, Landlord covenants that all monthly installments of principal and interest due and payable on the mortgage indebtedness shall be paid in a timely manner when due and the amortization of said indebtedness will continue unabated.

        Landlord shall, within a reasonable time after receipt of notice of exercise of option to purchase, provide to Guarantor an Abstract of Title continued to the current date. After receipt of the Abstract, Guarantor shall be allowed up to thirty (30) days for performance of due diligence and examination of title and the making of objections thereto. Said objections shall be made in writing or deemed to be waived. If any objections are so made, Landlord shall be allowed up to ninety (90) days to make such title marketable. If said title is not marketable and is not made so within ninety (90) days or less from the date of written objection thereto, as above provided, any agreement to purchase resulting from the exercise of such option shall, at the option of the Guarantor, become null and void. In the event that Guarantor elects to purchase the real estate, Guarantor shall bring all past due rental payments current, including penalties, late fees and bank charges associated with the default, and continue to timely pay all monthly rental payments which become due until closing. For the purpose of this paragraph, both Landlord and Guarantor will pursue their representative obligations in good faith and with due diligence in an effort to expedite the referenced transaction.

        Landlord shall, upon receiving from Guarantor the purchase price, execute and deliver a Warranty Deed conveying marketable title to the property, free and clear of all encumbrances subject only to restrictions and easements of record as of the date of the exercise of the option to purchase. Landlord shall assign to Guarantor at closing all of Landlord’s right, title and interest in its Lease to the Guarantor. The closing of said sale, pursuant to the aforementioned exercise of option, shall be at the conclusion of Landlord’s period to make title marketable unless an earlier date is agreed upon in writing by the parties. Real estate taxes which would be delinquent if not paid shall be paid current as of the date of closing, but shall not be pro-rated to date of closing.

        Landlord shall have the right to place a mortgage against the leased premises as security for a loan to be obtained by Landlord; however, said loan shall expressly recognize and refer to this Guaranty and the rights of the Guarantor hereunder, and shall not allow the lender to add to, alter or modify the terms of this Guaranty. Landlord shall have the right to assign, for security purposes, all of its right, title and interest in this Guaranty to its Lender. However, such assignment will not affect the rights, obligations and duties of each party to this Agreement.

        Landlord hereby agrees during the term of this Guaranty and the term of the lease, not to attempt to refinance or alter the terms of its loan for the indebtedness of the real estate with improvements without the express written consent of Guarantor.

        This Guaranty contains the entire agreement between the parties concerning the subject matter hereof, and supercedes any and all previous agreements, whether oral or written. Any modification of the terms of this Agreement shall be ineffective to change, modify, discharge, or effect an abandonment of it, in whole or in part, unless modification is in writing and signed by the parties against whom enhancement of the modification is sought.

IN WITNESS WHEREOF, this Guaranty has been duly executed by the undersigned the day and year first written above.

WINNEBAGO INDUSTRIES, INC.

By:	/s/ Ed Barker

Its:	Sr. Vice President – Chief Financial Officer

Concur: HCC LEASING CORPORATION

By:	/s/ Charles S. Holland

Its:	President

Concur: CDI, LLC

By:	/s/ Jeff Schwartz

Its:	Member

By:	/s/ John Bibbo

Its:	Member